SYSTEM1, INC.
4235 Redwood Avenue
Los Angeles, CA 90066

July 3, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alexandra Barone

Re:	System1, Inc.
Registration Statement on Form S-3, filed June 27, 2025
File No. 333-288380

Dear Ms. Barone:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, System1, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-288380) (the “Registration Statement”). The Company respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 8, 2025 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent T. Epstein at (213) 891-8185.

Very truly yours,

SYSTEM1, INC.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc: Michael Blend, System1, Inc.
Daniel Weinrot, System1, Inc.
Steven B. Stokdyk, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP